ETF.com invites you to a Complimentary Webinar

Thursday, March 6, 2014

An Evolving Asset Class: Commodity Solutions for Today, Tomorrow and Beyond

Time: 11 a.m. San Francisco, 2 p.m. New York
Duration: 60 minutes

This webinar has been submitted to the CFP Board and CIMA for CE credit.

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Webinar Summary:

Could 2014 be the year global markets recover from the 2008 crisis, presenting the potential for stronger returns in the commodity markets? As we consider this question in a period of uncertain demand for commodities, investors have the opportunity to rethink the utility of commodity exposure in their portfolio.

Join IndexUniverse and Credit Suisse as we explore the recent changes in the commodity markets, and why some commodity indexes may offer beneficial exposure to these changes. This 60-minute webinar will focus on the factors that drive commodity returns and the importance of integrating these factors into the next generation of commodity indexes. Additional topics include:

- After the "supercycle" (2003-2008): Commodity markets today
- Factors affecting the prices of commodities
- The next-generation dynamic index strategies vs. traditional passive commodity benchmarks

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Moderator:



Olivier Ludwig
Managing Editor
IndexUniverse.com

Olivier Ludwig is the managing editor of IndexUniverse.com. Previously, he was a financial advisor at Morgan Stanley Smith Barney and an editor at Bloomberg News. Before that, Ludwig was a journalist at the Reuters News Agency in New York, serving as a copy editor and reporter, covering stocks, energy and the U.S. Treasurys market. He is a graduate of the City University of New York, where he majored in economic history.

Panelists:



Paul Lyons
Vice President, Exchange Traded Products
Credit Suisse

Paul Lyons is a vice president in the Exchange Traded Products group at Credit Suisse. He provides exchange-traded products sales coverage for broker-dealers and registered investment advisors. Lyons graduated from Boston University with a major in international relations specializing in international economics, and is a CFA charterholder.



Kamal Naqvi
Managing Director, Commodities
Credit Suisse

Kamal Naqvi is a managing director of Credit Suisse in the investment Banking division, and head of EMEA Commodity Sales, based in London. He is responsible for managing a team that provides structuring and financial expertise as well as solutions for corporate as well as investor clients across the commodities complex in the European, Middle East and Africa region. Naqvi holds degrees in law and in economics (with honors) from the University of Tasmania.

Sponsored by:

CREDIT SUISSE